High Hampton Engages Leading Global Greenhouse Design Firm Aurora Larssen Projects Inc. for Design and Support of CoachellaGro Cannabis Cultivation Facility

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TSX: ACB      CSE: HC

TORONTO and EDMONTON, July 16, 2018 /CNW/ - High Hampton Holdings Corp. (CSE: HC) ("High Hampton") and Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) are pleased to announce that High Hampton has engaged with globally leading hybrid greenhouse engineering and design consultancy Aurora Larssen Projects Inc. ("ALPS"), a wholly owned subsidiary of Aurora, for the design of its cannabis cultivation facility at CoachellaGro, near Palm Springs, California. With the recently awarded Conditional Use Permit (CUP) (see High Hampton press releases from May 3 and June 7, 2018), High Hampton now enters an active construction phase at CoachellaGro, and ALPS will advise the Company on aspects of design, engineering and the construction of its facilities.

Larssen Ltd ("Larssen"), now ALPS, was acquired by Aurora as a dedicated hybrid greenhouse design and consulting arm for its global operations. Led by renowned engineer Thomas Larssen, ALPS has set the industry standard in high-tech, automated, environmentally controlled cultivation facilities for over 30 years and excels in the successful implementation of cutting-edge automation features, and proprietary design characteristics that generate exceptional yields, as well as the use of advanced energy efficient materials and technologies. Larssen has been involved with over 1,000 projects around the globe, including Aurora Sky, a high-technology, 800,000 square feet, 100,000 kg per annum, low production cost hybrid facility, and is currently engaged with over 15 cannabis industry clients globally, including 5 Canadian licensed producers.

David E. Argudo, CEO/Director of High Hampton, commented, "As we near the start of construction in Coachella, we continue to assemble a best-in-class team for this next phase. By engaging and integrating the work of ALPS with Infrastructure Engineers Ltd and general contractor Vertical Construction Inc. we will be able to finetune our design plans ensuring the construction of highly-efficient cultivation facilities, resulting in high-quality, low-cost production. We are looking forward to working closely with ALPS and strongly believe that our operation will greatly benefit from their experience and technological advancements."

Terry Booth, CEO of Aurora Cannabis, stated, "ALPS continues to expand its footprint as the designer of choice for highly automated, hyper-efficient, low production cost cannabis facilities around the world. The differences between a typical glass house and what will be the ALPS-designed CoachellaGro facility are numerous and significant. CoachellaGro is better described as an environmentally controlled indoor grow operation with supplemental sun."

Thomas Larssen, President of ALPS, added, "The Coachella team are well organized and have chosen a proven, efficient design, taking advantage of the world's most advanced cultivation technologies. Eliminating the risk of weather, disease and pests, combined with strict environmental controls, has been proven to provide substantially higher yields and consistently high-quality product. We look forward to working with the ChoachellaGro team in developing this new project."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora, from day one of its existence, has been steadfast in its respect for the cannabis community, the culture and its pioneers, as well as has been a strong supporter of and advocate for access to cannabis.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

About High Hampton

High Hampton Holdings Corp. is a cannabis sector investment company focused on opportunities in California. The Company's wholly owned subsidiary, CoachellaGro Corp., is a California corporation focused on the development of their 254,000 sq ft. greenhouse facility situated in the cannabis industrial park located in Coachella, California. CoachellaGro has received a conditional use permit (CUP) for development of a full-service production facility in order to serve third party state licensed medicinal marijuana operators. The City of Coachella has been progressive in setting up city ordinance that sets aside over 90 acres within which will be a legal framework for the cultivation, production, extraction and transportation of cannabis. The complex is intended to contain all the necessary; security, infrastructure, equipment, labour and skilled management, supplies and ancillary services for a closed loop production process flow.

Social Media

Facebook: facebook.com/highhampton
Twitter: twitter.com/highhamptonHC
LinkedIn: linkedin.com/HighHampton

On behalf of the Board of Directors	On behalf of the Board of Directors
Terry Booth, CEO	David E. Argudo, CEO/Director
Aurora Cannabis Inc.	High Hampton Holdings Corp.

Marijuana Industry Involvement

Canadian listings (CSE) will remain in good standing as long as they provide the disclosure that is required by regulators and complying with applicable licensing requirements and the regulatory framework enacted by the applicable state in which they operate. Marijuana is legal in certain states however marijuana remains illegal under US federal law and the approach to enforcement of US federal law against marijuana is subject to change. Shareholders and investors need to be aware that adverse enforcement actions could affect their investments and that High Hampton's ability to access private and public capital could be affected and or could not be available to support continuing operations.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The companies are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Stock Exchanges

High Hampton trades in Canada, ticker symbol HC on the CSE. The CSE has not approved or disapproved the contents of this press release, nor does it accept responsibility for the adequacy or accuracy of this release.

Aurora trades in Canada, ticker symbol ACB, on the TSX. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

All monetary references herein refer to Canadian dollars unless otherwise specified.

SOURCE High Hampton Holdings Corp.

View original content:http://www.newswire.ca/en/releases/archive/July2018/16/c5964.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com; For High Hampton, 8 Wellington St. E. Mezzanine Level | Toronto, On | M5E 1C5 | www.HighHampton.com; David E. Argudo, Chief Executive Officer, Email: david@highhampton.com, Phone: 1.844.420. CALI Or Christian Scovenna, Director & VP Corporate Finance, Email: christian@HighHampton.com, Phone: 1.844.420. CALI

CO: High Hampton Holdings Corp

 CNW 11:00e 16-JUL-18